Mail Stop 3-5

      June 21, 2005


Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:  	Eagle Bulk Shipping Inc.
Registration Statement on Form S-1
Amendment No. 4 and 5
Filed June 20, 2005
      File No. 333-123817

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

1. We note your revised pro forma balance sheet presentation.
Please
revise to give effect to the offsetting liability associated with the
payments to be made to Kelso & Company, L.P.   Your current
presentation only reflects the dividend amount in accumulated deficit, but does not reflect the offsetting liability.
Note 6. Related Party Transactions, page F-10

2. We note your response to our prior comment 5. It is implied by your response that the non cash charge associated with the awarded profit interests will be recorded as expense over the vesting period utilizing the method specified by SFAS No. 123(R). Your current disclosure references to FIN No. 28. Please revise accordingly.

Note 10. Subsequent Events (after date of Accountant`s Report-unaudited), page F-12

3. We note your response to our prior comment 5. Please revise paragraph g of Note 10 and MD&A on page 33 to disclose your aggregate estimated compensation charge and annual estimated compensation charge related to the service related profit interest, which will vest over four years, based upon the price of the shares to be issued in your initial public offering.

4. Also, please explain why Kelso & Company, L.P.`s initial investment of $91.7 million as referenced in footnote (3) of Exhibit
B to your response significantly exceeds the $40.8 million investment reflected in the Company`s Consolidated Statement of Stockholders` Equity.

Exhibit 5

5. We reissue comment 6 in our letter dated June 15, 2005. The opinion should be dated as of effectiveness or otherwise delete the phrase "as in effect on the date hereof" in the penultimate paragraph.


******


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Jeff Jaramillo at (202) 533-3212, or Linda Cvrkel, at
(202) 533-3813.  Direct any other questions to Hanna Teshome at
(202)
533-3315, or in her absence to me at (202) 533-3750.





								Sincerely,



								Max A. Webb
								Assistant Director


cc: via facsimile
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kessel LLP
(212) 480-8421
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Eagle Bulk Shipping Inc.
June 21, 2005
Page 1